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[BALDWIN PIANO LETTERHEAD]                                       EXHIBIT 99.2



                                  NEWS RELEASE



CONTACTS:         Joel Pomerantz or
                  Valerie Lucznikowska
                  The Dilenschneider Group
                  (212) 922-0900



                               BALDWIN PIANO NAMES
                     STEPHEN BROCK EXECUTIVE VICE PRESIDENT


         LOVELAND, OHIO, September 2 -- The Baldwin Piano & Organ Company (NASDAQ:BPAO), the nation's best-selling piano manufacturer, today announced the promotion of Stephen P. Brock to the position of executive vice president and general manager of the firm's Music Division. Mr. Brock, 42, was formerly senior vice president, marketing and sales of Baldwin's Music Division.

         In his new position, Mr. Brock will have immediate profit-and-loss responsibility for the Music Division of the 135-year-old company, which last year accounted for $83 million of Baldwin's total annual revenues of $115 million.

         Commenting on the appointment, Baldwin Chairman and CEO Karen L. Hendricks said: "Since Steve Brock arrived at Baldwin some two years ago, he has energized our piano marketing effort with his drive, strategic thinking, and leadership abilities -- especially strengthening Baldwin's products and programs to its sizable dealer network. His strong background in music, as well as marketing, has been a particular asset and we're delighted to extend this to all aspects of our music business."

         Prior to joining Baldwin, Mr. Brock spent over a decade with Procter & Gamble in a variety of marketing and advertising positions. When he resigned to join Baldwin in June, 1995, he was marketing director, worldwide strategic planning for the company's major laundry category.


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         Baldwin's new executive vice president began his professional career in
1979 on the business side of the classical music industry with the well-known Cincinnati Opera Company, the nation's tenth largest opera company. He served successively as public relations director, marketing director and, finally, administrative manager, supervising all business and managerial activities at the Company.

         Mr. Brock holds a Master of Fine Arts In Opera Performance from Pittsburgh's Carnegie-Mellon University and a Bachelor of Music In Music Education degree from the State University of New York. He resides in Madeira, a Cincinnati suburb, with his wife, Paula, and their two children.

         The Baldwin Piano & Organ Company's Music Division markets three leading acoustic piano brands: Baldwin, Wurlitzer, and Chickering as well as the Pianovelle line of digital pianos and Baldwin's newest product, the computerized ConcertMaster(R) player piano system.

         Other company units include the Keyboard Acceptance Corporation, which provides retail consumer financing for Baldwin dealers across the country; and the Special Products Division, which manufactures electronic parts and components for original equipment manufacturers.

         Baldwin currently employs some 1,500 workers at corporate headquarters in Loveland, Ohio, and five manufacturing plants located in Arkansas, Mississippi, and Mexico.



                                      # # #
September 2, 1997






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